UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42898

One and one Green Technologies. INC

(Translation of registrant’s name into English)

1st Diliman
San Rafael Bulacan, Philippines, 3008

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On October 8, 2025, One and one Green Technologies. INC, a Cayman Islands company (the “Company”), entered into an underwriting agreement with Cathay Securities, Inc (the “Representative”), the representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten initial public offering (the “IPO”) an aggregate of 2,000,000 Class A ordinary shares, of par value $0.0001 (the “Class A Ordinary Shares”), at an offering price of $5.00 per share. The Company has also granted the Underwriters a 30-day option (the “Over-Allotment Option”), exercisable by the Representative, to purchase up to an additional 300,000 Class A Ordinary Shares to cover over-allotments, if any.

On October 24, 2025, the Representative exercised its Over-Allotment Option to purchase an additional 300,000 Class A Ordinary Shares of the Company at the public offering price of US$5.00 per share. The closing for the sale of the Over-Allotment Option took place on October 28, 2025. As a result, the gross proceeds of the Company’s initial public offering, including the proceeds from the exercise of the Over-Allotment Option, totaled approximately US$11.5 million, before deducting underwriting discounts and other related expenses.

A copy of the press release announcing the Representative’s exercise of the Over-Allotment Option is attached as Exhibit 99.1 and incorporated herein by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS INDEX

Exhibit No.	Description
99.1	Press Release dated October 28, 2025, announcing the exercise of the over-allotment option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2025	One and one Green Technologies. INC

	By:	/s/ Caifen Yan
	Name:	Caifen Yan
	Title:	Chief Executive Officer, Chair of the Board and Director

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